Exhibit 99.1

ASSOCIATED BANC-CORP INVESTOR PRESENTATION

THIRD QUARTER 2015

ASB LISTED NYSE

Associated Bank

FORWARD-LOOKING STATEMENTS

Important note regarding forward-looking statements:

Statements made in this presentation which are not purely historical are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. This includes any statements regarding management's plans, objectives, or goals for future operations, products or services, and forecasts of its revenues, earnings, or other measures of performance. Such forward-looking statements may be identified by the use of words such as "believe", "expect", "anticipate", "plan", "estimate", "should", "will", "intend", "outlook", or similar expressions. Forward-looking statements are based on current management expectations and, by their nature, are subject to risks and uncertainties. Actual results may differ materially from those contained in the forward-looking statements. Factors which may cause actual results to differ materially from those contained in such forward-looking statements include those identified in the Company's most recent Form 10-K and subsequent SEC filings. Such factors are incorporated herein by reference.

OUR FOOTPRINT AND FRANCHISE

- Largest bank headquartered in Wisconsin
- $27 billion in assets: Top 50 publicly traded bank holding company in the U.S.
- Over 200 banking locations serving over one million customers in over 100 communities
- Offering a full range of banking services and other financial products and services

Second Quarter 2015[1]

Loans



Other 17%
WI 37%
In Footprint [2] 10%
MN 12%
IL 24%

Deposits



MN 8%
IL 25%
WI 67%



MINNESOTA
1999
WISCONSIN
1861
MICHIGAN
2012
IOWA
INDIANA
2011
OHIO
2011
ILLINOIS
1987
MISSOURI
2006
> $1 billion deposits
> $300 million deposits

[1] – Period end as of June 30, 2015; Loans excludes $0.4 billion installment and credit card portfolio
[2] – Includes Missouri, Indiana, Ohio, Michigan and Iowa

ATTRACTIVE MIDWEST MARKETS



We Serve a Large and Growing Market Place

- Our footprint covers **~ 20% of the U.S. population** (Est. pop ~ 61 million[1])
- Our footprint is estimated to have contributed ~ 30% of the country's recent population growth[1]

Top Concentration of Manufacturing Jobs

- Our footprint is home to **~ 30% of all manufacturing jobs** in the U.S.[2]
- Our footprint's manufacturing labor force has grown over the past three years[2]

LARGE DEMOGRAPHIC BASE	MANUFACTURING CENTRIC
SOLID JOB GROWTH	CREDIT WORTHY CUSTOMERS

Favorable Employment Dynamics

- Our footprint's employment has grown over the past three years[3]
- Wisconsin, Minnesota, Indiana, Iowa, and Ohio have unemployment rates below the national unemployment rate[3]

Our Markets have Demonstrated Consumer Credit Strength

- **Eight of the Top 10** American cities with the highest credit scores are located within our footprint[4]
- Seven of the top 10 are located in our three state branch footprint

1 – US Census Bureau Annual Estimates of the Resident Population, 2011-2014
2 – US Bureau of Labor Statistics, Manufacturing Industry Employees, 2011-2014
3 – US Bureau of Labor Statistics, Total Nonfarm Employees, June 2015
4 – Experian.com, 2014 Annual Credit Study, VantageScore registered trademark

2015 SECOND QUARTER HIGHLIGHTS

Solid Loan and Fee-Revenue Growth Offset Continued Margin Compression

Balance Sheet	• Average loans of $18.2 billion were up $373 million, or 2% QoQ • Average deposits of $19.6 billion were up $571 million, or 3% QoQ
Net Interest Income & Net Interest Margin	• Net interest income of $166 million was down $1 million QoQ • Net interest margin of 2.83% compared to 2.89% in the first quarter
Noninterest Income	• Noninterest income of $87 million was up $6 million QoQ • Core fee-based revenue increased $2 million from the first quarter • Mortgage banking revenue was up $3 million from the first quarter
Net Income Avail. to Common & ROT1CE	• Net income (NIAC) of $48 million, or $0.31 per share • Return on average common equity Tier 1 of 10.55%
Capital	• Repurchased 3.2 million shares of common stock during 2Q • Issued $65 million in preferred stock with a dividend rate of 6.125% • Capital ratios remain strong with a common equity Tier 1 ratio of 9.31%

GROWING THE LOAN PORTFOLIO[1]

($ IN BILLIONS)



$13.0
$14.6
$15.7
$16.6
$18.2
$3.2
$2.7
$2.9
$4.2
$3.0
$3.3
$3.3
$5.0
$2.5
$3.7
$3.7
$5.9
$2.1
$4.1
$4.0
$6.5
$2.0
$4.9
$4.1
$7.2
2Q 2011
2Q 2012
2Q 2013
2Q 2014
2Q 2015
Commercial & Business
Residential Mortgage
Commercial Real Estate
Home Equity & Installment

Cumulative Change 2Q 2011 – 2Q 2015

- **-$1.2 billion**
- **+$2.2 billion**
- **+$1.2 billion**
- **+$3.0 billion**

[1] – Based on average balances

LOAN PORTFOLIO GROWTH

YTD 2015 AVERAGE LOAN GROWTH OF $801 MILLION, OR 5% FROM 4Q 2014
($ IN MILLIONS)



Residential Mortgage
$393
General Commercial Loans
$203
Mortgage Warehouse
$148
Commercial Real Estate
$83
Oil & Gas
$76
Power & Utilities
$19
($121)
Home Equity & Installment
Commercial & Business
Commercial Real Estate
Residential Mortgage
Home Equity & Installment



YTD
Change
+9%
+7%
+2%
(6%)

DIVERSE PORTFOLIO OF VALUE-ADDED BUSINESSES

Community, Consumer, and Business			Corporate and Commercial Specialty	
Community Markets	**Private Client and Institutional Services**	**Consumer and Business Banking**	**Corporate and Specialized Lending**	**Commercial Real Estate Lending**
▪ Rochester, MN ▪ Eau Claire, WI ▪ La Crosse, WI ▪ Central Wisconsin ▪ Rockford, IL ▪ Peoria, IL ▪ Southern Illinois	▪ Private Banking ▪ Personal Trust ▪ Asset Management ▪ Retirement Plan Services ▪ Associated Financial Group ▪ Associated Investment Services	▪ Branch Banking ▪ Commercial Banking ▪ Residential Lending ▪ Payments and Direct Channels	▪ Corporate Commercial and Specialized Lending ▪ Commercial Deposits and Treasury Management ▪ Capital Markets	▪ CRE Lending ▪ Real Estate Investment Trusts ▪ CRE Syndications ▪ CRE Tax Credits

NET INTEREST INCOME AND MARGIN

Yield on Interest-earning Assets



4.47%
4.07%
3.77%
3.55%
3.38%
4.00%
3.80%
3.47%
3.31%
3.15%
2Q 2011
2Q 2012
2Q 2013
2Q 2014
2Q 2015
Total Interest-earning Yield
Total Loan Yield

Cost of Interest-bearing Liabilities



0.91%
0.63%
0.65%
0.37%
0.41%
0.24%
0.29%
0.19%
0.40% 1
0.21%
2Q 2011
2Q 2012
2Q 2013
2Q 2014
2Q 2015
Interest Bearing Deposit Costs
Other Funding Costs

Net Interest Income & Net Interest Margin

($ in millions)



$154
$154
$160
$169
$166
3.29%
3.30%
3.16%
3.08%
2.83%
2Q 2011
2Q 2012
2Q 2013
2Q 2014
2Q 2015
Net Interest Income
Net Interest Margin

[1] – Includes the effect of pre-refunding $430 million of senior notes due 1Q 2016

INTEREST RATE SENSITIVITY

- Net interest income will benefit from asset re-pricing in a rising rate environment
- Continued growth in floating rate loans has positioned us to benefit from rising rates
  - $10 billion (88%) of the commercial loan portfolio will re-price or mature within one year
  - 60% of the commercial loan portfolio is floating or adjustable rate and less than 3% is fixed long term
- Overall, we have a stable and low cost deposit funding base
  - Historically, our deposit pricing has lagged Federal Reserve interest rate increases
  - We have estimated our low cost core deposits have an effective beta of approximately 0.5 (i.e., deposit rates modeled to increase ~50bps per 100bps increase in Fed funds rates)

Commercial Loan Maturity Distribution and Interest Rate Sensitivity
($ in billions)

	Within 1 Yr	1-5 Yrs	After 5 Yrs	Total	% of Total
Fixed	***$3.2***	$1.1	$0.3	$4.6	40%
Floating	$3.9	$2.6	$0.3	***$6.8***	60%
Total	$7.1	$3.7	$0.6	$11.4	100%
% by Maturity	63%	32%	5%		

Sensitivity Analysis
Estimated % Change in Earnings[1]
Over 12 Months



1.5%
2.0%
2.9%
4.1%
100bps increase
200bps increase
Dynamic Forecast
Static Forecast

1 – Change in net interest income and earnings at risk due to instantaneous moves in benchmark interest rates. We evaluate the sensitivity using: 1) a dynamic forecast incorporating balance sheet growth, and 2) a static forecast where the current balance sheet is held constant.

BRANCH OPTIMIZATION



Changing customer behavior has driven our focus on branch channel optimization

- By year end 2015, we expect to consolidate thirteen additional branches for a total of 100 branch consolidations since mid 2007
- During the same period, we reinvigorated the overall delivery model to meet the changing preferences of our customers:
  - Continued investments in mobile and online technology
  - Significant deployment of ATM and other self service solutions
- Since 2011, we have significantly modernized our branch footprint to create an improved client experience, which has led to high deposit retention and organic deposit growth



Associated Bank



BRANCHES
315
270
~215
-32%
2Q 2007
2Q 2011
YE 2015 Forecast



DEPOSITS
($ in billions)
$14
$14
$8
$19
$12
Total +36%, Insured +50%
2Q 2007
2Q 2011
Recent Quarter1
Total Deposits
Insured Deposits 2

1 – Total Deposits as of June 30, 2015; Insured Deposits (less than $250,000) as of March 31, 2015

2 – Insured Deposits covered by the FDIC, per Call Report

EVOLVING DELIVERY MODEL



Enhanced multi-channel connections drive customer adoption and efficiency

Physical Channels



- We have integrated digital solutions into branches
- We have developed lower cost branch concepts
- We fully deployed ATM and deposit automation

Branch Transactions


ATM
~1/3
Teller
~2/3

Self Service Channels



- Redesigned website to enhance eCommerce
- Driving to a consistent digital channel experience
- Implemented online lending and deposit sales solutions

Deposit Customer Usage


> 50%
> 20%
Online Banking
Mobile Banking

Direct Channel Targeting



- Leveraging customer analytics and a virtual sales team to drive cross-sell
- Nearly 10% of all new loan applications now come through online channels

Online Deposit Account openings have doubled


Dec 2014
Jun 2015

PURSUING EFFICIENCY GAINS

($ IN MILLIONS)

Efficiency Ratio[1] at YTD 2015 = 69% → **Goal = Peer Average or Better**



70.4%
69.3%
69.6%
69.0%
69.0%
4,985
4,968
4,728
4,406
4,443
$52
$67
$75
$80
$43
2011
2012
2013
2014
YTD 2015
Efficiency Ratio[1]
Technology Spend[2]
FTE[3]

Areas of Focus

Back Office Initiatives: *Implementing technology solutions in labor intensive processes*

Real Estate Initiatives: *Actions to optimize our real estate holdings and capacity*

Distribution Initiatives: *Optimize the way we interact with our customers*

1 – Efficiency ratio = Noninterest expense, excluding other intangible amortization, divided by sum of taxable equivalent net interest income plus noninterest income, excluding investment securities gains/losses, net, and asset gains/losses, net. This is a non-GAAP financial measure. Please refer to the appendix for a reconciliation of this measure to the efficiency ratio as defined by the Federal Reserve.

2 – Technology Spend = Technology and Equipment expenses

3 – FTE = Average Full Time Equivalent Employees

STRONG CAPITAL POSITION

MANAGED OUR CURRENT CAPITAL INTO OUR TARGET RANGE OF 8 - 9.5%

Common Equity Tier 1 Ratio


Basel I
Basel III
7.9%
7.9%
7.9%
12.3%
12.2%
11.6%
11.5%
9.7%
9.3%
2007
2008
2009
2010
2011
2012
2013
2014
YTD 2015

- Proactive capital management has restored capital to normalized levels; Capital is modestly above pre-crisis levels
- Well positioned for changing economic cycles and future challenges
- DFAST: We modeled sufficient capital to remain “well capitalized” throughout the forecasting horizon
- Share repurchase program is on “pause”

Capital Management Priorities

1. **Funding Organic Growth**
2. **Paying a Competitive Dividend**
3. **Non-organic Growth Opportunities**
4. **Share Buybacks and Redemptions**

WHY ASSOCIATED

Management Team Focused on Creating Long-Term Value

- Attractive Midwest Markets
- Diverse Portfolio of Value-Added Businesses
- Modern and Rapidly Evolving Delivery Model
- Asset Sensitive Rate Profile
- Disciplined Capital Philosophy



$0.24
$0.28
$0.28
$0.31
9.3%
9.9%
9.6%
10.6%
$0.05
$0.08
$0.09
$0.10
2Q 2012
2Q 2013
2Q 2014
2Q 2015
Dividends per Common Share
Diluted EPS
ROT1CE[1]

[1] – Return on Average Common Equity Tier 1 (ROT1CE). Management uses Common Equity Tier 1, along with other capital measures to assess and monitor our capital position. This is a non-GAAP financial measure. Please refer to the appendix for a reconciliation of Common Equity Tier 1 to stockholders' equity.

SECOND HALF 2015 OUTLOOK

Balance Sheet	• High single digit annual average loan growth • Maintain loan / deposit ratio under 100%
Margin	• Modest continuing compression throughout the second half of the year
Noninterest Income[1]	• Seasonally lower insurance commissions
Noninterest Expense[1]	• Full year not to exceed $700 million
Capital	• Now in our target range • Continue to follow stated corporate priorities for capital deployment • Pausing on additional stock repurchases
Provision	• Based on loan growth and changes in risk grade or other indicators of credit quality

[1] – Outlook incorporates effects of Ahmann & Martin Co. acquisition.

APPENDIX

LOANS BY INDUSTRY AND STATE

JUNE 2015 PERIOD END BALANCES

C&BL by Industry
($7.2 billion)


Manufacturing 21%
Other 13%
Wholesale Trade 10%
Power & Utilities 9%
Oil & Gas 11%
Finance & Insurance 12%
Retail Trade 4%
Real Estate 8%
Health Care and Soc. Assist. 5%
Profsnl, Scientific, and Tech Svs 3%
Rental and Leasing Svs 3%
Transport. and Whsing 1%

CRE by Industry
($4.2 billion)


Multi-Family 21%
Office / Mixed Use 21%
Construction 26%
Retail 19%
Industrial 6%
Other 3%
Hotel / Motel 4%

Residential Mortgage by State
($4.9 billion)


Wisconsin 39%
Illinois 38%
Minnesota 14%
In-Footprint1 8%
Other 1%

C&BL by State
($7.2 billion)


Wisconsin 32%
Illinois 16%
Minnesota 11%
In-Footprint1 8%
Other 33%

CRE by State
($4.2 billion)


Wisconsin 33%
Illinois 23%
Minnesota 10%
In Footprint1 21%
Other 12%

Home Equity by State
($1.6 billion)


Wisconsin 72%
Illinois 16%
Minnesota 11%
Other 2%

1 – Includes Missouri, Indiana, Ohio, Michigan and Iowa

NONINTEREST INCOME TRENDS

($ IN MILLIONS)



Total Noninterest Income
$72
$12
$60
$75
$21
$54
$70
$14
$56
$80
$16
$64
$87
$21
$66
2Q 2014
3Q 2014
4Q 2014
1Q 2015
2Q 2015
Mortgage Banking (net) and Other Noninterest Income
Core Fee- based Revenue1



Mortgage Banking (net) Income
$5
$7
$3
$7
$10
2Q 2014
3Q 2014
4Q 2014
1Q 2015
2Q 2015
Other Noninterest Income 2
$7
$14
$11
$9
$11
2Q 2014
3Q 2014
4Q 2014
1Q 2015
2Q 2015

1 – Core Fee-based Revenue = Trust service fees plus service charges on deposit accounts plus card-based and other nondeposit fees plus insurance commissions plus brokerage and annuity commissions. This is a non-GAAP measure. Please refer to the press release tables for a reconciliation to noninterest income.

2 – Other Noninterest Income = Total noninterest income minus net mortgage banking income minus core fee-based revenue. This is a non-GAAP measure. Please refer to the press release tables for a reconciliation to noninterest income.

INSURANCE BUSINESS EXPANSION

KEY DRIVER OF NONINTEREST REVENUE GROWTH

- In February 2015, Associated Financial Group (AFG), a leading risk and benefit consulting practice based in WI, acquired Ahmann & Martin Co., a leading property and casualty brokerage based in the Twin Cities
- The acquisition created one of the largest risk and benefit consulting firms in the country
  - AFG is now positioned as a Top 50 U.S. insurance brokerage firm serving approximately 14,000 customers
- The acquisition significantly expanded Associated's property and casualty insurance capabilities and related insurance commission revenue potential
  - Expected to generate additional seasonal insurance revenues in the first half of each year going forward

Insurance Commissions Trend


($ in millions)
$11
$12
$14
$12
$11
$20
$20
4Q 2013
1Q 2014
2Q 2014
3Q 2014[1]
4Q 2014
1Q 2015
2Q 2015

[1] – Excludes a $4 million reserve related to the remediation of debt protection products

Insurance Commissions – YTD 2015


Property & Casualty 25%
Employee Benefits & Other 75%

NONINTEREST EXPENSE TRENDS

($ IN MILLIONS)



Total Noninterest Expense
$168
$172
$172
$174
$177
$70
$74
$75
$74
$74
$98
$98
$97
$100
$103
2Q 2014
3Q 2014
4Q 2014
1Q 2015
2Q 2015
Personnel
Other Noninterest Expense
68%
69%
70%
69%
69%
Efficiency Ratio 1



Technology 2 Spend
$21
$20
$21
$21
$22
2Q 2014
3Q 2014
4Q 2014
1Q 2015
2Q 2015



Other Non-Personnel Spend 3
$49
$54
$54
$53
$52
2Q 2014
3Q 2014
4Q 2014
1Q 2015
2Q 2015



FTE 4 Trend
4,431
4,359
4,320
4,422
4,465
2Q 2014
3Q 2014
4Q 2014
1Q 2015
2Q 2015

1 – Efficiency ratio = Noninterest expense, excluding other intangible amortization, divided by sum of taxable equivalent net interest income plus noninterest income, excluding investment securities gains/losses, net, and asset gains / losses, net. This is a non-GAAP financial measure. Please refer to the appendix for a reconciliation of this measure.

2 – Technology Spend = Technology and Equipment expenses

3 – Other Non-Personnel Spend = Total Noninterest Expense less Personnel and Technology spend

4 – FTE = Average Full Time Equivalent Employees

CREDIT QUALITY INDICATORS

($ IN MILLIONS)

Potential Problem Loans to Total Loans


$288
$220
$190
$219
$200
1.69%
1.28%
1.08%
1.22%
1.09%
2Q 2014
3Q 2014
4Q 2014
1Q 2015
2Q 2015
Potential Problem Loans
PPLs / Total Loans

Nonaccruals to Total Loans


$179
$184
$177
$174
$160
1.05%
1.07%
1.01%
0.97%
0.88%
2Q 2014
3Q 2014
4Q 2014
1Q 2015
2Q 2015
Nonaccruals
Nonaccruals / Total Loans

Net Charge Offs to Average Loans


$3
$3
$4
$6
$9
0.06%
0.06%
0.10%
0.13%
0.19%
2Q 2014
3Q 2014
4Q 2014
1Q 2015
2Q 2015
Net Charge Offs
NCOs / Avg Loans (annualized)

Allowance to Total Loans


152%
145%
150%
152%
163%
1.59%
1.55%
1.51%
1.48%
1.43%
2Q 2014
3Q 2014
4Q 2014
1Q 2015
2Q 2015
ALLL / Nonaccruals
ALLL / Total Loans

OIL AND GAS LENDING UPDATE

Portfolio Overview

- Exclusively focused on the upstream sector ('Exploration and Production' or 'E&P' sector)
- Focused on the small to mid-size independent segment, both public and private companies
- Asset-based loans collateralized by a lien on oil & gas reserves
- Generally, we are participants in syndicated loans in this sector

2015 Second Quarter Loan Composition



Oil & Gas
4%
All Other
Loans
96%

- ✓ 49 clients
- ✓ Over $1 billion in aggregate commitments
- ✓ Average commitment of $21 million

Portfolio Performance

Oil & Gas Period End Loan Balances

($ in millions)



$251
$354
$659
$757
2Q 2012
2Q 2013
2Q 2014
2Q 2015

- Portfolio is performing as expected
- Oil & Gas period end loans decreased 3% in the second quarter
- Spring borrowing base re-determinations and the SNC exam are complete
- Released $1 million in reserves in the second quarter

($ in Millions)	4Q 2014	1Q 2015	2Q 2015
EOP Loan Balance	$754	$780	$757
Oil & Gas Related Reserves	$17	$27	$26
Reserve/EOP Loans	2.26%	3.46%	3.43%

HIGH QUALITY SECURITIES

($ IN MILLIONS)

Investment Type	Amortized Cost	Fair Value	Duration (Yrs)
Agency MBS	$2,357.1	$2,393.0	3.11
GNMA CMBS	1,794.3	1,774.6	3.88
Municipals	984.0	1,000.6	5.90
Agency & Other CMOs	757.9	762.6	3.27
Corporates & Other	6.6	6.7	1.39
Govt & Agencies	1.0	1.0	1.63
Strategic Portfolio	**$5,900.9**	**$5,938.5**	**3.83**
Membership Stock	160.8	160.8	
Total Portfolio	**$6,061.6**	**$6,099.2**	
Net Unamortized Premium	111.0		

Investment Securities & Yield



$4,521
$4,926
$5,756
$5,938
2.98%
2.57%
2.63%
2.45%
2Q 2012
2Q 2013
2Q 2014
2Q 2015
Fair Value
Average Yield

Fair Value Composition – June 30, 2015



Other MBS 32%
GNMA CMBS 30%
Municipals 17%
GNMA MBS 8%
GNMA CMOs 7%
Other CMOs 6%
Other 0%

Risk Weighting Profile – June 30, 2015



1.7%
75.6%
22.7%
0.9%
53.1%
46.0%
1Q 2015
2Q 2015
0% RWA
20% RWA
All Other
99% government backed
Agency and other government paper
Treasuries and GNMA

RECONCILIATION AND DEFINITIONS OF NON-GAAP ITEMS (1 OF 2)

	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015
Efficiency Ratio Reconciliation:					
Efficiency ratio, as defined by the Federal Reserve	69.70%	69.44%	70.33%	70.30%	70.23%
Taxable equivalent adjustment	(1.32)	(1.36)	(1.40)	(1.42)	(1.34)
Asset gains, net	0.26	1.36	1.05	0.30	0.51
Other intangible amortization	(0.41)	(0.40)	(0.32)	(0.32)	(0.35)
Efficiency ratio, fully taxable equivalent	68.23%	69.04%	69.66%	68.86%	69.05%

	2011	2012	2013	2014	YTD 2015
Efficiency Ratio Reconciliation:					
Efficiency ratio, as defined by the Federal Reserve	73.64%	72.16%	71.04%	69.97%	70.26%
Taxable equivalent adjustment	(1.74)	(1.59)	(1.45)	(1.36)	(1.38)
Asset gains (losses), net	(0.92)	(0.86)	0.39	0.73	0.41
Other intangible amortization	(0.54)	(0.45)	(0.42)	(0.39)	(0.34)
Efficiency ratio, fully taxable equivalent	70.44%	69.26%	69.56%	68.95%	68.95%

Efficiency ratio is defined by the Federal Reserve guidance as noninterest expense divided by the sum of net interest income plus noninterest income, excluding investment securities gains / losses, net. Efficiency ratio, fully taxable equivalent, is noninterest expense, excluding other intangible amortization, divided by the sum of taxable equivalent net interest income plus noninterest income, excluding investment securities gains / losses, net and asset gains / losses, net. This efficiency ratio is presented on a taxable equivalent basis, which adjusts net interest income for the tax-favored status of certain loans and investment securities. Management believes this measure to be the preferred industry measurement of net interest income as it enhances the comparability of net interest income arising from taxable and tax-exempt sources and it excludes certain specific revenue items (such as investment securities gains / losses, net and asset gains / losses, net).

RECONCILIATION AND DEFINITIONS OF NON-GAAP ITEMS (2 OF 2)

($ in thousands)	2Q 2012	2Q 2013	2Q 2014	2Q 2015
Common Equity Tier 1 Reconciliation:				
Stockholders' Equity	$2,909,621	$2,876,976	$2,929,946	$2,904,391
Accumulated other comprehensive income (loss)	(66,579)	25,015	(10,494)	(2,594)
Preferred equity	(63,272)	(63,272)	(61,024)	(122,015)
Intangible assets	(946,492)	(942,374)	(938,370)	(950,438)
Deferred tax assets (DTAs) / Disallowed servicing assets	(4,749)	(2,470)	(407)	(3,866)
Common Equity Tier 1	$1,828,529	$1,893,875	$1,919,651	$1,825,478

Common Equity Tier 1, a non-GAAP financial measure, is used by banking regulators, investors and analysts to assess and compare the quality and composition of our capital with the capital of other financial services companies. Management uses Common Equity Tier 1, along with other capital measures, to assess and monitor our capital position. Common Equity Tier 1 for 2015 follows Basel III and is defined as common stock and related surplus, net of treasury stock, plus retained earnings. Common Equity Tier 1 for 2014 follows Basel I and is defined as Tier 1 capital excluding qualifying perpetual preferred stock and qualifying trust preferred securities.